

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 8, 2009

Via Facsimile and U.S. Mail

Mr. John D. Kuhns
Chief Executive Officer
Master Silicon Carbide Industries, Inc.
558 Lime Rock Road
Lakeville, CT   06039

> **Re:** **Master Silicon Carbide Industries, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-Q/A for the quarter ended September 30, 2008**
> **File No. 0-52988**

Dear Mr. Kuhns:

We have reviewed your response letter dated April 28, 2009 and have the following additional comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the quarterly period ended September 30, 2008

Item 4. Controls and Procedures

1.   Please refer to prior comment 1. We note your disclosure that the company's CEO and CFO have concluded that disclosure controls and procedures were not effective because of the material weaknesses that you have disclosed here. Please revise future filings to include a discussion of any plans to remediate the material weaknesses. Alternatively, if the material weaknesses have been remediated, revise future filings to disclose any changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *

         As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

         You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                              Sincerely,

                              Kevin L. Vaughn
                              Accounting Branch Chief